Exhibit 99.1
Dole plc Reports Third Quarter 2024 Financial Results
DUBLIN – November 13, 2024 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and nine months ended September 30, 2024.
Highlights for the three months ended September 30, 2024:
•Positive third quarter performance, positioning the Company to deliver a strong full year result for 2024
•Revenue of $2.1 billion, an increase of 1.0%. On a like-for-like basis1, revenue increased 5.8%
•Net Income decreased to $21.5 million, primarily due to the benefit of an exceptional $28.8 million gain on sale of a non-core asset recorded in the prior period
•Adjusted EBITDA2 of $82.1 million, a decrease of 3.7%. On a like-for-like basis, Adjusted EBITDA increased 2.3%
•Adjusted Net Income of $18.0 million and Adjusted Diluted EPS of $0.19
•Increasing full year Adjusted EBITDA guidance by $10.0 million. Targeting Adjusted EBITDA of at least $380.0 million for the full year

Financial Highlights - Unaudited

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,062	2,043	6,308	6,173
Income from continuing operations[3]	15.1	55.7	142.7	154.4
Net Income	21.5	54.0	175.0	126.8
Net Income attributable to Dole plc	14.4	45.3	164.7	101.7
Diluted EPS from continuing operations	0.08	0.50	1.39	1.36
Diluted EPS	0.15	0.48	1.73	1.07
Adjusted EBITDA[2]	82.1	85.2	317.6	308.3
Adjusted Net Income[2]	18.0	22.6	105.6	103.2
Adjusted Diluted EPS[2]	0.19	0.24	1.11	1.09
Commenting on the results, Carl McCann, Executive Chairman, said:
“We are pleased to deliver another positive result for the third quarter of 2024, continuing the good momentum we have built over the course of this year, with Adjusted EBITDA increasing 2.3% to $82.1 million on a like-for-like basis.
Our performance over the first nine months positions us well to deliver a strong result for the full year. Today, we are pleased to raise our full year Adjusted EBITDA target by $10.0 million to at least $380.0 million.”
1 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.
2 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
3 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are presented separately in our condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - Third Quarter
Revenue increased 1.0%, or $19.7 million primarily due to positive operational performance across all segments and a $12.7 million net favorable impact of foreign currency translation, offset partially due to a net negative impact from acquisitions and divestitures of $110.9 million. On a like-for-like basis, revenue was 5.8%, or $117.9 million, ahead of prior year.
Net Income decreased 60.1%, or $32.5 million, primarily due to the benefit of an exceptional $28.8 million gain on sale of a non-core asset recorded in the prior period. There was also a decrease of other income of $9.3 million, primarily related to fair value adjustments of financial instruments.
Adjusted EBITDA decreased 3.7%, or $3.1 million, primarily driven by decreases in the Fresh Fruit and Diversified Fresh Produce - EMEA segments, partially offset by strong performance in the Diversified Fresh Produce - Americas & ROW segment. On a like-for-like basis, Adjusted EBITDA increased 2.3%, or $1.9 million.
Adjusted Net Income decreased $4.5 million, predominantly due to the decreases in Adjusted EBITDA noted above as well as higher income tax expense, offset partially by lower interest expense. Adjusted Diluted EPS for the three months ended September 30, 2024 was $0.19 compared to $0.24 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	September 30, 2024		September 30, 2023

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$798,781	$42,904	$749,210	$45,111
Diversified Fresh Produce - EMEA	899,639	30,363	856,351	34,923
Diversified Fresh Produce - Americas & ROW	390,057	8,805	470,011	5,159
Intersegment	(26,063)	—	(32,900)	—
Total	$2,062,414	$82,072	$2,042,672	$85,193

	Nine Months Ended
	September 30, 2024		September 30, 2023

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$2,474,461	$182,958	$2,387,163	$180,138
Diversified Fresh Produce - EMEA	2,698,088	99,017	2,570,080	100,932
Diversified Fresh Produce - Americas & ROW	1,222,996	35,617	1,310,407	27,191
Intersegment	(87,666)	—	(94,637)	—
Total	$6,307,879	$317,592	$6,173,013	$308,261
Fresh Fruit
Revenue increased 6.6%, or $49.6 million, primarily due to higher worldwide volumes of bananas sold, as well as higher worldwide pricing of bananas and pineapples, partially offset by lower worldwide volumes for pineapples and lower pricing and volume for plantains.
Adjusted EBITDA decreased 4.9%, or $2.2 million, primarily driven by higher shipping costs in the North American market due to scheduled dry dockings as well as lower volumes of pineapples sold and lower commercial cargo profitability, partially offset by higher volumes of bananas sold and higher pricing for bananas and pineapples.

Diversified Fresh Produce – EMEA
Revenue increased 5.1%, or $43.3 million, primarily due to strong performance in Ireland, the U.K. and the Netherlands There was also a favorable impact from foreign currency translation of $13.6 million and an incremental positive impact from acquisitions of $1.8 million. On a like-for-like basis, revenue was 3.3%, or $27.9 million, ahead of prior year.
Adjusted EBITDA decreased 13.1%, or $4.6 million, primarily due to a decrease in the U.K. due to higher one-off IT charges and the impact of lower supply of certain categories and seasonal timing differences in Spain and South Africa. On a like-for-like basis, Adjusted EBITDA was 14.5%, or $5.1 million, behind the prior year.
Diversified Fresh Produce – Americas & ROW
Revenue decreased 17.0%, or $80.0 million, primarily due to the disposal of the Progressive Produce business in mid-March 2024. On a like-for-like basis, revenue was 7.2%, or $33.6 million, ahead of the prior year, primarily due to volume and pricing growth in most commodities in North America.
Adjusted EBITDA increased 70.7%, or $3.6 million, primarily driven by improved performance in our North America berries business and positive margin development in avocados, as well as revenue growth across most commodities in North America. These positive impacts were primarily offset by the disposal of the Progressive Produce business. On a like-for-like basis, Adjusted EBITDA was 178.1%, or $9.2 million, ahead of the prior year.
Capital Expenditures
Cash capital expenditures from continuing operations for the nine months ended September 30, 2024 were $56.8 million, which included investments in shipping containers, farming investments, efficiency projects in our warehouses and ongoing investments in IT and logistics assets. Additions through finance leases from continuing operations were $48.7 million for the nine months ended September 30, 2024. These additions were primarily related to $41.1 million of investments in two vessels during the three months ended September 30, 2024 that we had previously chartered and now have committed to purchase.
Free Cash Flow from Continuing Operations and Net Debt
Free cash flow from continuing operations was $49.5 million for the nine months ended September 30, 2024. Free cash flow was primarily driven by normal seasonal impacts. There were higher outflows from receivables based on higher revenues (excluding the impact of divestitures) and timing of collections and lower inflows from inventories, partly offset by inflows from accounts payables, accrued liabilities and other liabilities. Net Debt as of September 30, 2024 was $732.0 million.
Outlook for Fiscal Year 2024 (forward-looking statement)
We are pleased to have delivered another robust performance in the third quarter putting us in an excellent position to deliver a strong result for the full year.
As we move towards the end of the year, we are raising our full year adjusted EBITDA target by $10.0 million to at least $380.0 million for 2024.
Following our strategic decision to bring two additional vessels into our shipping fleet, we now expect total capital expenditure from continuing operations, including additions by finance lease, to be in the range of $130.0 million to $140.0 million for financial year 2024.
Additionally, as our debt levels and market interest rates have reduced, we now expect our full year interest expense, including discontinued operations, to be approximately $75.0 million for financial year 2024.
Dividend
On November 12, 2024, the Board of Directors of Dole plc declared a cash dividend for the second quarter of 2024 of $0.08 per share, payable on January 3, 2025 to shareholders of record on December 11, 2024. A cash dividend of $0.08 per share was paid on October 3, 2024 for the first second of 2024.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the third quarter 2024 financial results. The webcast can be accessed at www.doleplc.com/investor-relations. The conference call can be accessed by registering at https://registrations.events/direct/Q4I37635213. The conference ID is 37635.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Condensed Consolidated Statements of Operations - Unaudited

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,062,414	$2,042,672	$6,307,879	$6,173,013
Cost of sales	(1,898,375)	(1,876,292)	(5,748,577)	(5,631,021)
Gross profit	164,039	166,380	559,302	541,992
Selling, marketing, general and administrative expenses	(115,829)	(118,023)	(351,383)	(354,569)
Gain on disposal of business	—	—	75,945	—
Gain on asset sales	1,573	28,746	1,901	43,442
Impairment of goodwill	—	—	(36,684)	—
Impairment and asset write-downs of property, plant and equipment	(2,049)	—	(3,326)	—
Operating income	47,734	77,103	245,755	230,865
Other (expense) income, net	(4,541)	4,817	9,458	7,721
Interest income	2,632	2,311	8,335	7,260
Interest expense	(17,473)	(20,899)	(54,209)	(62,359)
Income from continuing operations before income taxes and equity earnings	28,352	63,332	209,339	183,487
Income tax expense	(15,524)	(13,017)	(75,385)	(40,604)
Equity method earnings	2,303	5,342	8,711	11,508
Income from continuing operations	15,131	55,657	142,665	154,391
Income (loss) from discontinued operations, net of income taxes	6,384	(1,672)	32,351	(27,616)
Net income	21,515	53,985	175,016	126,775
Net income attributable to noncontrolling interests	(7,113)	(8,693)	(10,354)	(25,049)
Net income attributable to Dole plc	$14,402	$45,292	$164,662	$101,726

Income (loss) per share - basic:
Continuing operations	$0.08	$0.50	$1.39	$1.36
Discontinued operations	0.07	(0.02)	0.34	(0.29)
Net income per share attributable to Dole plc - basic	$0.15	$0.48	$1.73	$1.07

Income (loss) per share - diluted:
Continuing operations	$0.08	$0.50	$1.39	$1.36
Discontinued operations	0.07	(0.02)	0.34	(0.29)
Net income per share attributable to Dole plc - diluted	$0.15	$0.48	$1.73	$1.07

Weighted-average shares:
Basic	94,990	94,929	94,950	94,912
Diluted	95,614	95,148	95,395	95,094

Condensed Consolidated Statements of Cash Flows - Unaudited

	Nine Months Ended
	September 30, 2024	September 30, 2023

Operating Activities	(U.S. Dollars in thousands)
Net income	$175,016	$126,775
(Income) loss from discontinued operations, net of taxes	(32,351)	27,616
Income from continuing operations	142,665	154,391
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	72,632	76,908
Impairment of goodwill	36,684	—
Impairment and asset write-downs of property, plant and equipment	3,326	—
Net gain on sale of assets and asset write-offs	(1,901)	(43,506)
Net gain on sale of business	(75,945)	—
Net gain on financial instruments	(723)	(2,043)
Stock-based compensation expense	6,090	4,381
Equity method earnings	(8,711)	(11,508)
Amortization of debt discounts and debt issuance costs	6,255	4,788
Deferred tax benefit	(12,353)	(11,747)
Pension and other postretirement benefit plan expense	1,982	4,160
Dividends received from equity method investments	4,994	6,350
Other	178	(4,075)
Changes in operating assets and liabilities:
Receivables, net of allowances	(89,014)	13,858
Inventories	(9,136)	26,642
Prepaids, other current assets and other assets	(4,032)	(25)
Accounts payable, accrued liabilities and other liabilities	33,255	(61,440)
Net cash provided by operating activities - continuing operations	106,246	157,134
Investing activities
Sales of assets	2,825	64,103
Capital expenditures	(56,788)	(51,334)
Proceeds from sale of business, net of transaction costs	117,735	—
Insurance proceeds	527	1,850
Purchases of investments	(262)	(1,153)
(Purchases) sales of unconsolidated affiliates	(504)	1,498
Acquisitions, net of cash acquired	(930)	(262)
Other	(1,908)	(127)
Net cash provided by (used in) investing activities - continuing operations	60,695	14,575
Financing activities
Proceeds from borrowings and overdrafts	1,273,561	1,190,596
Repayments on borrowings and overdrafts	(1,425,422)	(1,300,083)
Dividends paid to shareholders	(22,899)	(22,873)
Dividends paid to noncontrolling interests	(23,157)	(24,824)
Other noncontrolling interest activity, net	78	(482)
Payment of contingent consideration	(996)	(1,169)
Net cash (used in) financing activities - continuing operations	(198,835)	(158,835)
Effect of foreign exchange rate changes on cash	1,613	(1,716)
Net cash provided by (used in) operating activities - discontinued operations	23,397	(15,772)
Net cash used in investing activities - discontinued operations	(6,139)	(6,703)
Cash provided by discontinued operations, net	17,258	(22,475)
Decrease in cash and cash equivalents	(13,023)	(11,317)
Cash and cash equivalents at beginning of period, including discontinued operations	277,005	228,840
Cash and cash equivalents at end of period, including discontinued operations	$263,982	$217,523
Supplemental cash flow information:
Income tax payments, net of refunds	$(62,743)	$(49,142)
Interest payments on borrowings	$(50,376)	$(62,771)

Condensed Consolidated Balance Sheets - Unaudited

	September 30, 2024	December 31, 2023

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$260,588	$275,580
Short-term investments	5,794	5,899
Trade receivables, net of allowances for credit losses of $21,619 and $18,360, respectively	561,737	538,177
Grower advance receivables, net of allowances for credit losses of $21,025 and $19,839, respectively	131,708	109,958
Other receivables, net of allowances for credit losses of $12,944 and $13,227, respectively	117,223	117,069
Inventories, net of allowances of $4,786 and $4,792, respectively	377,989	378,592
Prepaid expenses	63,554	61,724
Other current assets	15,883	17,401
Fresh Vegetables current assets held for sale	423,743	414,457
Other assets held for sale	1,654	1,832
Total current assets	1,959,873	1,920,689
Long-term investments	15,661	15,970
Investments in unconsolidated affiliates	136,122	131,704
Actively marketed property	13,781	13,781
Property, plant and equipment, net of accumulated depreciation of $506,521 and $444,775, respectively	1,125,511	1,102,234
Operating lease right-of-use assets	319,730	340,458
Goodwill	441,792	513,312
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $124,349 and $134,420, respectively	27,216	41,232
Other assets	100,913	109,048
Deferred tax assets, net	69,475	66,485
Total assets	$4,516,354	$4,561,193
LIABILITIES AND EQUITY
Accounts payable	$641,543	$670,904
Income taxes payable	66,495	22,917
Accrued liabilities	388,157	357,427
Bank overdrafts	16,451	11,488
Current portion of long-term debt, net	87,023	222,940
Current maturities of operating leases	62,597	63,653
Payroll and other tax	22,094	27,791
Contingent consideration	1,037	1,788
Pension and other postretirement benefits	15,466	16,570
Fresh Vegetables current liabilities held for sale	269,879	291,342
Dividends payable and other current liabilities	14,738	29,892
Total current liabilities	1,585,480	1,716,712
Long-term debt, net	878,785	845,013
Operating leases, less current maturities	262,681	287,991
Deferred tax liabilities, net	79,956	92,653
Income taxes payable, less current portion	—	16,664
Contingent consideration, less current portion	7,725	7,327
Pension and other postretirement benefits, less current portion	113,718	121,689
Other long-term liabilities	52,962	52,295
Total liabilities	2,981,307	3,140,344

Redeemable noncontrolling interests	34,790	34,185
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized; 95,012 and 94,929 shares outstanding as of September 30, 2024 and December 31, 2023	950	949
Additional paid-in capital	801,919	796,800
Retained earnings	704,047	562,562
Accumulated other comprehensive loss	(117,000)	(110,791)
Total equity attributable to Dole plc	1,389,916	1,249,520
Equity attributable to noncontrolling interests	110,341	137,144
Total equity	1,500,257	1,386,664
Total liabilities, redeemable noncontrolling interests and equity	$4,516,354	$4,561,193

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$21,515	$53,985	$175,016	$126,775
(Income) loss from discontinued operations, net of income taxes	(6,384)	1,672	(32,351)	27,616
Income from continuing operations (Reported GAAP)	15,131	55,657	142,665	154,391
Income tax expense	15,524	13,017	75,385	40,604
Interest expense	17,473	20,899	54,209	62,359
Mark to market losses (gains)	6,301	(4,783)	1,217	(2,926)
Gain on asset sales	(66)	(28,802)	(35)	(43,356)
Gain on disposal of business	—	—	(75,945)	—
Cyber-related incident	—	—	—	5,321
Impairment of goodwill	—	—	36,684	—
Other items[4,5]	(983)	222	(2,709)	1,085
Adjustments from equity method investments	2,504	2,160	6,964	6,405
Adjusted EBIT (Non-GAAP)	55,884	58,370	238,435	223,883
Depreciation	22,616	21,737	66,852	69,182
Amortization of intangible assets	1,621	2,536	5,780	7,726
Depreciation and amortization adjustments from equity method investments	1,951	2,550	6,525	7,470
Adjusted EBITDA (Non-GAAP)	$82,072	$85,193	$317,592	$308,261

4 For the three months ended September 30, 2024, other items is primarily comprised of $1.0 million of insurance proceeds, net of asset writedowns. For the three months ended September 30, 2023, other items is primarily comprised of $0.2 million of asset writedowns, net of insurance proceeds.
5 For the nine months ended September 30, 2024, other items is primarily comprised of $2.7 million of insurance proceeds, net of asset writedowns. For the nine months ended September 30, 2023, other items is primarily comprised of $1.1 million of asset writedowns, net of insurance proceeds.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$14,402	$45,292	$164,662	$101,726
(Income) loss from discontinued operations, net of income taxes	(6,384)	1,672	(32,351)	27,616
Income from continuing operations attributable to Dole plc	8,018	46,964	132,311	129,342
Adjustments:
Amortization of intangible assets	1,621	2,536	5,780	7,726
Mark to market losses (gains)	6,301	(4,783)	1,217	(2,926)
Gain on asset sales	(66)	(28,802)	(35)	(43,356)
Gain on disposal of business	—	—	(75,945)	—
Cyber-related incident	—	—	—	5,321
Impairment of goodwill	—	—	36,684	—
Other items[6,7]	(983)	222	(2,709)	1,085
Adjustments from equity method investments	531	610	1,782	1,352
Income tax on items above and discrete tax items	3,393	6,464	18,500	6,952
NCI impact of items above	(781)	(645)	(11,968)	(2,274)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$18,034	$22,566	$105,617	$103,222

Adjusted earnings per share – basic (Non-GAAP)	$0.19	$0.24	$1.11	$1.09
Adjusted earnings per share – diluted (Non-GAAP)	$0.19	$0.24	$1.11	$1.09
Weighted average shares outstanding – basic	94,990	94,929	94,950	94,912
Weighted average shares outstanding – diluted	95,614	95,148	95,395	95,094

6 For the three months ended September 30, 2024, other items is primarily comprised of $1.0 million of insurance proceeds, net of asset writedowns. For the three months ended September 30, 2023, other items is primarily comprised of $0.2 million of asset writedowns, net of insurance proceeds.
7 For the nine months ended September 30, 2024, other items is primarily comprised of $2.7 million of insurance proceeds, net of asset writedowns. For the nine months ended September 30, 2023, other items is primarily comprised of $1.1 million of asset writedowns, net of insurance proceeds.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[8]	Operating Income
Reported (GAAP)	$2,062,414	(1,898,375)	164,039	8.0%	(115,829)	(476)	$47,734
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,621	—	1,621
Mark to market losses (gains)	—	270	270		—	—	270
Gain on asset sales	—	—	—		—	(66)	(66)
Gain on disposal of business	—	—	—		—	—	—
Impairment of goodwill	—	—	—		—	—	—
Other items	—	(986)	(986)		—	—	(986)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,062,414	(1,899,091)	163,323	7.9%	(114,208)	(542)	$48,573

	Three Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[9]	Operating Income
Reported (GAAP)	$2,042,672	(1,876,292)	166,380	8.1%	(118,023)	28,746	$77,103
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,536	—	2,536
Mark to market (gains) losses	—	(1,113)	(1,113)		—	—	(1,113)
Gain on asset sales	—	—	—		—	(28,802)	(28,802)
Cyber-related incident	—	—	—		—	—	—
Other items	—	222	222		—	—	222
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,042,672	(1,877,183)	165,489	8.1%	(115,487)	(56)	$49,946
8 Other operating items for the three months ended September 30, 2024 is primarily comprised of impairment and asset write-downs of property, plant and equipment of $2.0 million, partially offset by a gain on asset sales of $1.6 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
9 Other operating items for the three months ended September 30, 2023 is comprised of gains on asset sales of $28.7 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Three Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$(4,541)	2,632	(17,473)	(15,524)	2,303	15,131	6,384
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	(6,384)
Amortization of intangible assets	—	—	—	—	—	1,621	—
Mark to market losses (gains)	6,031	—	—	—	—	6,301	—
Gain on asset sales	—	—	—	—	—	(66)	—
Gain on disposal of business	—	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	—
Other items	3	—	—	—	—	(983)	—
Adjustments from equity method investments	—	—	—	—	531	531	—
Income tax on items above and discrete tax items	—	—	—	3,493	(100)	3,393	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$1,493	2,632	(17,473)	(12,031)	2,734	25,928	$—

	Three Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$4,817	2,311	(20,899)	(13,017)	5,342	55,657	(1,672)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	1,672
Amortization of intangible assets	—	—	—	—	—	2,536	—
Mark to market losses (gains)	(3,670)	—	—	—	—	(4,783)	—
Gain on asset sales	—	—	—	—	—	(28,802)	—
Cyber-related incident	—	—	—	—	—	—	—
Other items	—	—	—	—	—	222	—
Adjustments from equity method investments	—	—	—	—	610	610	—
Income tax on items above and discrete tax items	—	—	—	6,603	(139)	6,464	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$1,147	2,311	(20,899)	(6,414)	5,813	31,904	$—

	Three Months Ended September 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$21,515	$(7,113)	$14,402	$0.15
(Income) loss from discontinued operations, net of income taxes	(6,384)	—	(6,384)
Amortization of intangible assets	1,621	—	1,621
Mark to market losses (gains)	6,301	—	6,301
Gain on asset sales	(66)	—	(66)
Gain on disposal of business	—	—	—
Impairment of goodwill	—	—	—
Other items	(983)	—	(983)
Adjustments from equity method investments	531	—	531
Income tax on items above and discrete tax items	3,393	—	3,393
NCI impact of items above	—	(781)	(781)
Adjusted (Non-GAAP)	$25,928	$(7,894)	$18,034	$0.19

Weighted average shares outstanding – diluted	95,614

	Three Months Ended September 30, 2023 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$53,985	$(8,693)	$45,292	$0.48
(Income) loss from discontinued operations, net of income taxes	1,672	—	1,672
Amortization of intangible assets	2,536	—	2,536
Mark to market losses (gains)	(4,783)	—	(4,783)
Gain on asset sales	(28,802)	—	(28,802)
Cyber-related incident	—	—	—
Other items	222	—	222
Adjustments from equity method investments	610	—	610
Income tax on items above and discrete tax items	6,464	—	6,464
NCI impact of items above	—	(645)	(645)
Adjusted (Non-GAAP)	$31,904	$(9,338)	$22,566	$0.24

Weighted average shares outstanding – diluted	95,148

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Nine Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[10]	Operating Income
Reported (GAAP)	$6,307,879	(5,748,577)	559,302	8.9%	(351,383)	37,836	$245,755
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		5,780	—	5,780
Mark to market losses (gains)	—	150	150		—	—	150
Gain on asset sales	—	—	—		—	(35)	(35)
Gain on disposal of business	—	—	—		—	(75,945)	(75,945)
Impairment of goodwill	—	—	—		—	36,684	36,684
Other items	—	(2,629)	(2,629)		—	—	(2,629)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$6,307,879	(5,751,056)	556,823	8.8%	(345,603)	(1,460)	$209,760

	Nine Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[11]	Operating Income
Reported (GAAP)	$6,173,013	(5,631,021)	541,992	8.8%	(354,569)	43,442	$230,865
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		7,726	—	7,726
Mark to market losses (gains)	—	(2,449)	(2,449)		—	—	(2,449)
Gain on asset sales	—	—	—		—	(43,356)	(43,356)
Cyber-related incident	—	—	—		5,321	—	5,321
Other items	—	1,085	1,085		—	—	1,085
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$6,173,013	(5,632,385)	540,628	8.8%	(341,522)	86	$199,192
10 Other operating items for the six months ended September 30, 2024 is primarily comprised of a gain on disposal of business of $75.9 million and gain of asset sales of $1.9 million, primarily offset by a goodwill impairment charge of $36.7 million and impairment and asset write-downs of property, plant and equipment of $3.3 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
11 Other operating items for the six months ended September 30, 2023 is comprised of gains on asset sales of $43.4 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Nine Months Ended September 30, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$9,458	8,335	(54,209)	(75,385)	8,711	142,665	32,351
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	(32,351)
Amortization of intangible assets	—	—	—	—	—	5,780	—
Mark to market losses (gains)	1,067	—	—	—	—	1,217	—
Gain on asset sales	—	—	—	—	—	(35)	—
Gain on disposal of business	—	—	—	—	—	(75,945)	—
Impairment of goodwill	—	—	—	—	—	36,684	—
Other items	(80)	—	—	—	—	(2,709)	—
Adjustments from equity method investments	—	—	—	—	1,782	1,782	—
Income tax on items above and discrete tax items	—	—	—	18,800	(300)	18,500	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$10,445	8,335	(54,209)	(56,585)	10,193	127,939	$—

	Nine Months Ended September 30, 2023 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$7,721	7,260	(62,359)	(40,604)	11,508	154,391	(27,616)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	27,616
Amortization of intangible assets	—	—	—	—	—	7,726	—
Mark to market losses (gains)	(477)	—	—	—	—	(2,926)	—
Gain on asset sales	—	—	—	—	—	(43,356)	—
Cyber-related incident	—	—	—	—	—	5,321	—
Other items	—	—	—	—	—	1,085	—
Adjustments from equity method investments	—	—	—	—	1,352	1,352	—
Income tax on items above and discrete tax items	—	—	—	7,253	(301)	6,952	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$7,244	7,260	(62,359)	(33,351)	12,559	130,545	$—

	Nine Months Ended September 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$175,016	$(10,354)	$164,662	$1.73
(Income) loss from discontinued operations, net of income taxes	(32,351)	—	(32,351)
Amortization of intangible assets	5,780	—	5,780
Mark to market losses (gains)	1,217	—	1,217
Gain on asset sales	(35)	—	(35)
Gain on disposal of business	(75,945)	—	(75,945)
Impairment of goodwill	36,684	—	36,684
Other items	(2,709)	—	(2,709)
Adjustments from equity method investments	1,782	—	1,782
Income tax on items above and discrete tax items	18,500	—	18,500
NCI impact of items above	—	(11,968)	(11,968)
Adjusted (Non-GAAP)	$127,939	$(22,322)	$105,617	$1.11

Weighted average shares outstanding – diluted	95,395

	Nine Months Ended September 30, 2023 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$126,775	$(25,049)	$101,726	$1.07
(Income) loss from discontinued operations, net of income taxes	27,616	—	27,616
Amortization of intangible assets	7,726	—	7,726
Mark to market losses (gains)	(2,926)	—	(2,926)
Gain on asset sales	(43,356)	—	(43,356)
Cyber-related incident	5,321	—	5,321
Other items	1,085	—	1,085
Adjustments from equity method investments	1,352	—	1,352
Income tax on items above and discrete tax items	6,952	—	6,952
NCI impact of items above	—	(2,274)	(2,274)
Adjusted (Non-GAAP)	$130,545	$(27,323)	$103,222	$1.09

Weighted average shares outstanding – diluted	95,094

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	September 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$749,210	$—	$—	$49,571	$798,781
Diversified Fresh Produce - EMEA	856,351	13,639	1,761	27,888	899,639
Diversified Fresh Produce - Americas & ROW	470,011	(974)	(112,618)	33,638	390,057
Intersegment	(32,900)	—	—	6,837	(26,063)
Total	$2,042,672	$12,665	$(110,857)	$117,934	$2,062,414

	Adjusted EBITDA for the Three Months Ended
	September 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$45,111	$(32)	$—	$(2,175)	$42,904
Diversified Fresh Produce - EMEA	34,923	479	28	(5,067)	30,363
Diversified Fresh Produce - Americas & ROW	5,159	(29)	(5,511)	9,186	8,805
Total	$85,193	$418	$(5,483)	$1,944	$82,072

	Revenue for the Nine Months Ended
	September 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$2,387,163	$—	$—	$87,298	$2,474,461
Diversified Fresh Produce - EMEA	2,570,080	17,571	15,732	94,705	2,698,088
Diversified Fresh Produce - Americas & ROW	1,310,407	(1,700)	(240,119)	154,408	1,222,996
Intersegment	(94,637)	—	—	6,971	(87,666)
Total	$6,173,013	$15,871	$(224,387)	$343,382	$6,307,879

	Adjusted EBITDA for the Nine Months Ended
	September 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	September 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$180,138	$(33)	$—	$2,853	$182,958
Diversified Fresh Produce - EMEA	100,932	515	153	(2,583)	99,017
Diversified Fresh Produce - Americas & ROW	27,191	(48)	(14,137)	22,611	35,617
Total	$308,261	$434	$(13,984)	$22,881	$317,592

Net Debt Reconciliation
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of September 30, 2024 is presented below. Net Debt as of September 30, 2024 was $732.0 million.

	September 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$260,588	$275,580
Debt (Reported GAAP):
Long-term debt, net	(878,785)	(845,013)
Current maturities	(87,023)	(222,940)
Bank overdrafts	(16,451)	(11,488)
Total debt, net	(982,259)	(1,079,441)
Add: Debt discounts and debt issuance costs (Reported GAAP)	(10,312)	(14,395)
Total gross debt	(992,571)	(1,093,836)
Net Debt (Non-GAAP)	$(731,983)	$(818,256)

Free Cash Flow from Continuing Operations Reconciliation

	Nine Months Ended
	September 30, 2024	September 30, 2023

	(U.S. Dollars in thousands)
Net cash provided by operating activities - continuing operations (Reported GAAP)	$106,246	$157,134
Less: Capital expenditures (Reported GAAP)[12]	(56,788)	(51,334)
Free cash flow from continuing operations (Non-GAAP)	$49,458	$105,800
12 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations and Net Debt, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2024 and September 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2024 and September 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2024 and September 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Free cash flow from continuing operations is calculated from GAAP net cash used in or provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.
Dole is not able to provide a reconciliation for projected FY'24 results without taking unreasonable efforts.